FROZEN FOOD GIFT GROUP, INC.
7825 Fay Avenue, Suite 200
La Jolla, CA 92037
(888) 530-3738

Via Edgar

October 25, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re: Frozen Food Gift Group, Inc.
Registration Statement on Form S-1
File No. 333-182986

Request to Withdraw Registration Statement on Form S-1 (RW)

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Frozen Food Gift Group, Inc. (the "Registrant") hereby requests immediate withdrawal of its Registration Statement on Form S-1, which was originally filed with the Securities and Exchange Commission (the "Commission") on August 1, 2012 (the "Registration Statement").

The Registrant believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Registrant requests, in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for any future registration statement or registration statements.

The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

The Registrant confirms that no securities were sold in the registered offering, neither the Registrant nor any person acting on the Registrant's behalf will commence a private offering earlier than 30 calendar days after the effective date of withdrawal of the registration statement under Rule 477, and, if and when a private offering is made, the Registrant will notify each offeree in the private offering that the offering is not registered under the Securities Act of 1933, the securities will be "restricted securities" (as that term is defined in Rule 144(a)(3) and may not be resold unless they are registered under the Securities Act of 1933 or an exemption from registration is available, purchasers in the private offering do not have the protection of Section 11 of the Securities Act of 1933; and a registration statement for the abandoned offering was filed and withdrawn, specifying the effective date of the withdrawal.

If you have any questions regarding this application for withdrawal, please contact the undersigned at (888) 530-3738.

Very truly yours,

By:	/s/ Jonathan F. Irwin
Jonathan F. Irwin
Chief Executive Officer